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GROWTH PORTFOLIO

AGREEMENT AND DECLARATION OF UNITHOLDERS


                This AGREEMENT AND DECLARATION OF UNITHOLDERS is made at Minneapolis, Minnesota, as of this 13th day of May, 1996 by the holders of beneficial interest of Growth Portfolio, a separate series of Growth Trust.

                WITNESS that

                WHEREAS, the Declaration of Trust for Growth Trust provides for no restrictions on the transfer of units therein; and

                WHEREAS, the holders of units in Growth Portfolio desire to restrict the transfer of their units in Growth Portfolio;

                NOW, THEREFORE, the undersigned hereby declare that they will not transfer any units in Growth Portfolio held by them without the prior written consent of the other unitholders holding at least two thirds of the Growth Portfolio's units outstanding (excluding the units of the holder seeking to effect the transfer) and that any attempted transfer in violation of this agreement shall be null and void. This agreement shall not affect the rights of any unitholder to redeem units in Growth Portfolio as provided for in the Declaration of Trust. The undersigned also acknowledge that the remedy of damages for the violation of this agreement would be inadequate and therefore further agree that this agreement shall be enforceable solely by the remedy of specific performance.


IDS GROWTH FUND, INC.


/s/ Leslie L. Ogg
    Leslie L. Ogg
    Vice President and General Counsel


STRATEGIST GROWTH FUND, INC.
Strategist Growth Fund


/s/ James A. Mitchell
    James A. Mitchell
    President